Exhibit 99.3

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2025

CONTENTS

COMPANY OVERVIEW	2
OPERATING AND FINANCIAL HIGHLIGHTS	2
SUSTAINABILITY	3
OUTLOOK	5
FINANCIAL RESULTS	8
FINANCIAL CONDITION REVIEW	15
KSM SITE INVESTIGATION AND EARLY WORKS	18
MINERAL INTERESTS	19
LIQUIDITY AND CAPITAL RESOURCES	23
COMMITMENTS AND CONTINGENCIES	29
OTHER CONTINGENCIES	30
CONTROLS AND PROCEDURES	30
SHARES ISSUED AND OUTSTANDING	32
RECENT ACCOUNTING PRONOUNCEMENTS	32
CRITICAL ACCOUNTING ESTIMATES	32
RISKS AND UNCERTAINTIES	32
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	32

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2025 and 2024. This Management’s Discussion and Analysis (“MD&A”) is dated March 26, 2026 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2025 and 2024, the Company’s Annual Information Form filed on SEDAR+ at www.sedarplus.ca, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR+ and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity or other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed. Readers are cautioned that the following discussion contains forward-looking statements about expected future events, estimates, projections and financial and operating performance of the Company and actual events, outcomes or performance may differ from these statements. Please see the “Cautionary Statement on Forward-Looking Statements” included at the end of this discussion and consider the risk factors set forth in the Company’s Annual Information Form and Form 40-F.

The consolidated financial statements for the year ended December 31, 2025 and the comparative year ended December 31, 2024 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

COMPANY OVERVIEW

Seabridge Gold Inc. is a company engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and additional exposure to copper from significant copper resources it has acquired and discovered. The Company’s business focus is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since its inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal project is the KSM property located in British Columbia. The Company also holds a 100% interest in the Courageous Lake property located in the Northwest Territories, the Iskut Project in British Columbia, the 3 Aces Project in Yukon and the Snowstorm Project in Nevada. Although focused on gold exploration, the Company has made significant amounts of copper discoveries, in particular, at KSM and Iskut. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

OPERATING AND FINANCIAL HIGHLIGHTS

●	At Iskut, the Company completed 24,225 meters of diamond drilling in 2025, advancing the 2024 Snip North discovery with systematic 175-meter step-out drilling.

●	In Q1 2025, the Company completed a bought deal offering generating US$80.1 million in gross proceeds. In addition, the company concurrently closed a private placement with a strategic investor, raising an additional US$20.1 million.

●	In 2025 the Company raised $100.8 million as net proceeds from its ATM Program and $35.8 million subsequent to December 31, 2025.

●	At KSM, completed an extensive field data collection program including the largest geotechnical drilling effort in the Company’s history, totaling approximately 8,500 meters of drilling across 117 drill holes, providing sufficient information to commence the project’s next major phase of a Feasibility Study.

●	Also at KSM, met all regulatory requirements for the M-245 Joint Mines Act / Environmental Management Act amendment application, anticipated to be issued in the second quarter of 2026 and received the David Barr Award for excellence in mineral exploration health and safety in recognition of its leadership in fostering collaboration and emergency preparedness across British Columbia’s Golden Triangle region.

●	Announced spinning out its wholly owned subsidiary, Seabridge Gold (NWT) Inc. which owns 100% of the Courageous Lake Gold Project, located in Canada’s Northwest Territories, to Seabridge shareholders.

FINANCIAL HIGHLIGHTS

	Years ended December 31,
(in thousands of Canadian dollars, except share data)	2025	2024
Remeasurement gain (loss) on secured note liabilities through profit and loss	(86,610)	36,916
Remeasurement gain on secured note liabilities through other comprehensive income	4,171	34,199
Realized foreign exchange gain (loss)	(1,399)	1,817
Unrealized foreign exchange gain (loss)	26,533	(46,427)
Corporate and administrative expenses	(22,050)	(21,181)
Income tax recovery (expense)	11,910	(11,375)
Cash used in operating activities	(15,459)	(14,220)
Cash used in investing activities	(187,945)	(121,236)
Cash from financing activities	272,189	101,265
Net Loss for the year	(53,172)	(31,247)
Basic and diluted loss per share	(0.53)	(0.35)
Weighted average outstanding shares (basic) (millions)	100.9	88.8

Consolidated Statements of Financial Position	Years ended December 31,
(In thousands of Canadian dollars)	2025	2024
Cash and cash equivalents	117,528	49,815
Mineral interests, property and equipment	1,347,672	1,251,424
Other long-term assets and receivables	170,454	119,947
Assets held for distribution	83,388	-
Secured note liabilities	598,517	562,552
Liabilities held for distribution	19,908	-

1)	During the year ended December 31, 2025, cash used in investing activities included $137.0 million investment in mineral interests, property and equipment (2024 - $106.3 million), $54.4 million investment in other long-term assets and receivables (2024 - $14.0 million), $0.2 million redemption of security deposits (2024 - investment in reclamation deposit of $1.0 million), and $0.7 million investment in associate (2024 - nil).

SUSTAINABILITY

Management and the Board of Directors consider more than just environmental, social and governance issues when considering Sustainability. The Company also takes into account diversity, equity, and inclusion (“DEI”) to form our overall approach to Sustainability. Thus, the Board of Directors and management have incorporated Sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably, and with high governance standards. The Board of Directors has established a Sustainability Committee and granted the Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-and-nature-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy guides the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report annually, for the preceding year covering its performance on measures of Sustainability and approach to participating in the fight against climate change. As the Company operates in the natural resource extraction industry, the Company strives to achieve high operating standards, assessing and mitigating impacts on the physical environment and supporting the communities in which the Company operates.

In June 2025, the Company published its 2024 Sustainability Report which covers many aspects of sustainability, from enhancing the benefits of our exploration activities to our Treaty and First Nation partners to supporting the social and economic needs essential to the well-being of our surrounding communities. The report provides insights into the sustainability challenges the Company faces and the measures we are taking to meet those challenges. The 2025 report is expected to be issued in the second quarter of 2026.

In our 2024 Sustainability Report, the Company highlights significant improvements on how Scope 1 and 2 greenhouse gas emissions are measured and disclosed. Challenges associated with Scope 3 emissions are also addressed. The report highlights contributions made to local communities and proactive initiatives in water management, reclamation, and invasive species control. A comprehensive understanding of the Company’s risk profile, which includes both climate and nature-related risks and opportunities is disclosed. The report outlines the emphasis the Company places on mental health and well-being and the commitment to ensure that these priorities are supported through training and accessible resources for all employees. Finally, the report reflects the meaningful relationships the Company is building with the communities in which we operate.

The report outlines the achievements that have been made to the end of 2024 in the realm of diversity and inclusion at the Board of Directors level and throughout the organization. At the board level, 36% of directors were women (now 40%), and 60% of the board committees are chaired by women, and on the Company’s executive team, female representation is at 30%. The safety culture has evolved significantly in the Company, and the report details the strong improvements in health and safety performance, including achieving one full year without a lost time incident.

The Sustainability Committee continued the work of assessing our climate and nature-related risks and opportunities. We continue to look for additional opportunities to decarbonize and optimize our project design.

The 2024 Sustainability Report includes Scope 1 and, 2, and certain Scope 3 emissions, compliant with the Task Force on Climate-Related Financial Disclosures and guidance from the Taskforce on Nature-related Financial Disclosures and subsequent to that report being issued, the Company made submissions for the Climate Disclosure Project scoring that will provide feedback to the Company of its disclosure and environmental performance. Although this reporting is in advance of mandatory reporting, the Company believes the time and resources required to develop the processes, that will be required to adhere to all mandatory requirements in the future is considerable but further believes the voluntary disclosures will aid in the evolution of its reporting.

Management attend workshops to identify, assess and develop plans for relevant climate-related risks and opportunities. The workshops also act to prioritize identified threats, risks and opportunities for the development of action plans and mitigation activities. Threats or risks are those associated with the transition to a low-carbon economy, and physical impact risks due to climate change. And finally, scenario analysis is used to assess potential risks and opportunities to the Company as a whole. The scenarios used by management are those developed by the Network for Greening the Financial System and entail evaluating physical and transition risks and impacts to the Company under three future climate change scenarios and three-time horizons. For each scenario and time frame the level of potential impact and the level of action needed to address the impact are assessed. The risks and opportunities used are common amongst all scenarios. Although potential impacts have been identified such as supply chain instability, increasing investor expectations, extreme weather events and metals price volatility, there are currently no near-term material climate-related risks or opportunities identified within all of these approaches and processes completed by the Company. All risks, uncertainties and opportunities related to sustainability are discussed in the Company’s annual Sustainability Report.

In the twelve months ended December 31, 2025, and to the date of this report, the Company had no significant environmental and safety incidents or concerns that required reporting to government agencies or other regulators.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Diversity Policy. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

OUTLOOK

KSM Project

The Company continues its pursuit of a partnership agreement on the KSM Project with a suitable partner on terms advantageous to the Company since it does not intend to build or operate the project alone. The KSM Project includes multiple deposits and would provide a joint venture partner, or purchaser, flexibility in the design of the project. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project, and during 2025, the Company completed some of those tasks.

The Company received its environmental approvals from the federal, provincial and Nisga’a Lisims governments in 2014, which allows for the mining and processing of 2.3 billion tonnes of ore from the KSM mineral deposits. With the receipt of KSM’s Substantially Started Designation (“SSD”) in July 2024 from the Province of British Columbia (“the Province”), these environmental assessment approvals are not subject to expiry, significantly reducing project risk. However, the SSD has been challenged, as discussed below. In addition to its environmental approvals, the Company currently holds significant federal and provincial permits related to the project, which allow for exploration, drilling activities, as well as early works programs, such as road and camp construction. Additional permits will still need to be obtained prior to the project going into full production. The design of the KSM Project as approved in our Environmental Assessment Certificate (“EAC”), includes the Mitchell Treaty Tunnels (“MTT”), two 23 km long parallel tunnels that connect the mine sites to the milling and processing area. The Company currently holds a number of authorizations required for the MTT, including a Mines Act permit M-245 (“M-245”) covering a small portion of the MTT construction and a Licence of Occupation (“LoO”) for the proposed MTT route. The Chief Gold Commissioner has also issued a Conditional Mineral Reserve (“CMR”) requiring the mineral tenure holders along the MTT route not to obstruct, endanger or interfere with construction, operation or maintenance of the MTT. These authorizations were granted by the appropriate government agencies originally in 2014, with the M-245 Permit issued in 2022 as a consolidation of the previous exploration permits and the LoO renewed in 2024 for 20 years. The LoO provides KSM the right to occupy the area in which it intends to construct and operate the MTT. Once the MTT is constructed, the LoO will be converted into a statutory right-of-way.

In 2025, the Company collected field data needed for a bankable feasibility study for KSM Project, carried out value engineering to improve the project design and costs, responded to data requests related to its joint venture process, and incurred other costs associated with ongoing activities. In the second quarter of 2025, the Company made the final prepayments due to BC Hydro under its agreement for the completion of the KSM switching station. The Company also continues to advance the permitting process for securing the provincial approval to construct the full length of the MTT.

The Company plans its work to advance the KSM Project on an annual basis; when the results of one year’s work have been received and analyzed, planning for the next year begins. When planning its programs, the Company considers the recommended work in the 2022 KSM PFS, available financing, the results of its advancement work, and work that may be better undertaken in collaboration with a joint venture partner, and prioritizes activities based on its strategic objectives. Budgets, plans and objectives for each year are announced early each year. The Company has only prepared preliminary estimates for the cost of additional work, which has been recommended in the PFS and that would see KSM through the next stages of development, and certain activities of the work require further engineering before reasonable cost estimates can be established. The work undertaken by the Company and a joint venture partner may require additional data collection, and a feasibility study, once completed, could conclude that development of the KSM Project should either proceed generally in accordance with the 2022 KSM PFS or follow an alternative development approach. The Company has begun preparing for the initiation of a full feasibility study for the KSM Project.

In addition, completion of construction of the Treaty Creek switching station to enable a “green” power connection from the BC Hydro Northwest Transmission Line to KSM is planned for late 2026. The Company will also continue to take all necessary steps to oppose judicial proceedings initiated by third parties challenging its SSD and its authorizations and priority in use relating to the MTT.

On January 17, 2024, the Company filed its application for the SSD for KSM in preparation for the KSM SSD application. From late 2021 to the end of 2023, the Company completed infrastructure work including the construction of fish habitat offsetting ponds, powerline installations, road and bridge, and camp construction. In the current year, the Company continued early works activities, focusing on the continued construction of the power substation, the collection of field data and undertaking value engineering needed to support a KSM bankable feasibility study and responding to data requirements from the joint venture process.

On November 22, 2024, the Tsetsaut/Skii km Lax Ha (“TSKLH”) filed a petition against the Province seeking judicial review of the SSD by the Province for the KSM Project. TSKLH is seeking a declaration that the Province failed to fulfill its duty to consult TSKLH in respect of the SSD and an order quashing the SSD on the basis that the Province failed to fulfill its duty to consult, the Province failed to discharge its duty of procedural fairness and/or that the SSD was unreasonable. On November 29, 2024, the SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a second petition against the Province and the KSM Mining ULC also seeking an order quashing the SSD on the basis that the SSD was unreasonable. The SEITC has since withdrawn from the proceedings.

The SSD is unaffected by the petitions and will remain in place if the Province successfully defends the SSD. If the petitioners are successful, a typical order in these circumstances would require a resumption of the “substantially started” determination process, either to expand consultation of TSKLH or reconsider the reasons for its determination or to otherwise change the reasons for the decision, and then a fresh determination would be issued (which may or may not reaffirm the SSD). If, after resumption or to otherwise change the reason for the decision of the “substantially started” determination process, the Province determines the KSM Project was not “substantially started”, the SSD would not remain in place and the EAC would not expire until July 29, 2026. In this instance, the Company could submit a new application for a “substantially started” determination and include in the application additional work completed at the KSM Project not already considered in the initial application process. The EAC would not expire within the review period of the second SSD application and would only expire if, after review of the second application, the Province determined that the KSM Project was not “substantially started”.

If the Company is unsuccessful in retaining or achieving its SSD by any of the processes described above, the EAC would expire. Based on the merits of the Company’s original application and the Province’s thorough review and consultation process, management considers that the probability of KSM Mining ULC not retaining the EAC is remote. Both petitions were heard together in the BC Supreme Court in late September and early October, 2025 due to the overlapping issues. A judgment or ruling is expected in Q2 2026.

The Board has approved a budget for 2026 activities estimated at $283.1 million contingent upon certain developments. The budget includes $194.6 million of discretionary work related to feasibility studies, site investigation and early works activities, $30.7 million of environmental and social spending and $57.3 million for technical and engineering and other non-discretionary work related to holding or property costs. The work would be funded with existing cash reserves, including $36 million raised subsequent to the year end from the Company’s At-The-Market offering (“ATM”), but the commencement of certain discretionary expenditures such as a Final Feasibility Study (estimated cost of $93 million) is contingent upon expected funding from a joint venture partner for KSM. The Board judged that negotiations with a prospective partner were sufficiently advanced that these discretionary expenditures could be included in the budget on a contingent basis.

Iskut Project

The 2026 exploration plans for Iskut focus on completing a Cu-Au independent resource estimate, targeted for completion before the end of Q2 2026. Additionally, the Company will continue advancing exploration for additional copper-gold discoveries across the property.

At Snip North, the primary objective is to define the margins of the system and continue testing for the source intrusion. Drilling will follow the projected plunge to the north and northwest to expand the resource and upgrade portions of the mineral system to higher-confidence categories. The program will utilize three diamond drill rigs to complete approximately 15,000 meters of core drilling in 17 to 20 holes. The Company has identified a large, intense hydrothermal system that remains open to the west and northwest, which will be a key focus in 2026. As the source of the mineral system discovered in 2024 has not yet been identified, continued work is aimed at both defining a resource and vectoring toward the potential intrusive source. Defining resources at Snip North is also expected to generate geological insights applicable to other areas of the Iskut Property, where additional copper and gold (Cu-Au) porphyry discoveries may exist.

A second key objective at Iskut is to leverage geological insights gained from Snip North to identify another porphyry Cu-Au system. This work will include detailed surface geological mapping, sampling, and AI-assisted targeting. Up to 3,000 meters of drilling in two to three core holes may be undertaken to test priority targets.

The estimated exploration budget for 2026 is $18.4 million. The environmental work continues for the reclamation and closure plan at the Johnny Mountain mine. Along with other non-reclamation environmental work, project carrying costs, and payroll cost allocation, an additional $7.2 million is expected to be incurred for a total of $25.6 million planned to be spent in 2026.

3 Aces Project

The 2026 exploration objective for 3 Aces is to compile all data and complete an independent technical report as a basis of determining the most appropriate path forward for the project. The total budget for the 2026 program at 3 Aces is $1.8 million.

In 2024, at the 3 Aces Project, the Company undertook an exploration program on the 357 km2 project which included drill testing three priority resource expansion targets in the Central Core Area completing a surface evaluation of three regional targets, reverse circulation drilling of two priority regional targets and completing a regional exploration model, which led to prioritizing targets throughout the property for resource definition in 2025. The Company is pursuing an exploration model that predicts gold is localized in second-order folds along the contact of phyllite and sandstone. Geological observations so far have documented the regional continuity of these phyllite-sandstone contacts.

Snowstorm Project

The exploration objective at Snowstorm in 2026 is to continue the evaluation of a Getchell-style gold deposit and expand geological data to aid in the discovery of Getchell-style mineralization at Snowstorm.

In 2025, a $1.1 million program was conducted to confirm conditions related to existing land use permits for the Goldstorm target, and investigate a program to incorporate and deploy new technology for the discovery of mineralization at Snowstorm.

Courageous Lake Project

The 2026 plan for Courageous Lake is to unlock the value of the project for Seabridge shareholders by a spin-out transaction. The Company has formed a spin-out company (“Spinco”) to acquire and advance the Courageous Lake project and the Company will distribute the shares of Spinco to Seabridge shareholders under a plan of arrangement. The estimated total budget for 2026 is $0.7 million, excluding the costs associated with the spin-out transaction, estimated at an additional $6.2 million.

Financing

The Company is actively exploring various funding alternatives to support its operations and achieve its objectives. On February 19, 2025, it completed a bought deal offering generating US$80.1 million in gross proceeds. In addition, the company concurrently closed a private placement with a strategic investor raising an additional US$20.1 million. In aggregate, 8,180,000 common shares were issued, at a price of US$12.25 per common share, for gross proceeds of $142.5 million (US$100.2 million). Subsequent to the year-end, the Company raised $35.8 million through the ATM facility.

Other financing options include issuing shares through a Prospectus Supplement to the existing Base Shelf Prospectus, selling or optioning the Company’s properties or a royalty or streaming interest in the Company’s properties, securing funding from a joint venture partner, and flow-through financing.

FINANCIAL RESULTS

	Years ended December 31,
(in thousands of Canadian dollars)	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Remeasurement gain (loss) on secured note liabilities through profit and loss	(86,610)	36,916	(29,690)	(123,526)	66,606
Corporate and administrative expenses	(22,050)	(21,181)	(17,441)	(869)	(3,740)
Foreign exchange gain (loss)	25,134	(44,610)	9,282	69,744	(53,892)
Other income - flow-through shares	14,400	6,903	4,183	7,497	2,720
Finance income (loss)	4,750	3,166	(1,795)	1,584	4,961
Finance costs and other	(706)	(616)	(2,500)	(90)	1,884
Environmental rehabilitation expenses	-	(450)	-	450	(450)
Earnings (loss) before income taxes	(65,082)	(19,872)	(37,961)	(45,210)	18,089
Income tax recovery (expense)	11,910	(11,375)	8,695	23,285	(20,070)
Net (loss)	(53,172)	(31,247)	(29,266)	(21,925)	(1,981)

2025 COMPARED TO 2024

During the year ended December 31, 2025, the Company recorded a net loss of $53.2 million, or $0.53 loss per share, on both a basic and diluted basis. During the comparative period of 2024, the Company recorded a net loss of $31.2 million, or $0.35 loss per share, on both a basic and diluted basis.

Re-measurement gain (loss) on secured note liabilities through profit and loss

The Company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions used in the models include future precious and base metals prices, discount rates, forecasted metals production, probabilities of the Environmental Assessment Certificate (“EAC”) expiring, the probabilities and timelines for securing project financing, and the timelines in achieving commercial production. With respect to the put options, the Company considers the likelihood of the options becoming exercisable in the future, based on a range of possible outcomes. In 2025 and 2024, the Company determined that the probability of the EAC expiring was remote, and as such, no effect of the EAC puts was factored into the calculation of fair value as of December 31, 2025 and 2024. With respect to the project financing put options, in 2024, the Company has assessed that it is likely that the project financing put will be exercisable and has incorporated this assumption in the calculation of fair value as of December 31, 2025 and 2024.

According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be requested. As at December 31, 2025, the fair value of both secured notes exceeded the discounted value of their contractual cash flows related to the Financing Puts embedded within the notes, leading the Company to record the higher amount. During the year ended December 31, 2025, the loss recognized on the remeasurement of the Secured note liabilities was mainly the net result of losses due to higher metal prices, and change in the valuation date, partially offset by an increase in discount rates, and payment of interest.

As at December 31, 2024, the fair value of 2023 Secured Notes exceeded the discounted value of its contractual cash flows related to the NSR Financing Put, leading the Company to record the higher amount. During the year ended December 31, 2024, the gain recognized on the remeasurement of the 2023 Secured Note liability was the net result of gains due to an increase in discount rates, re-estimating timelines for achieving key milestones and full development of the project to commercial production, and payment of interest, offset by higher metal prices, and change in the valuation date.

As at December 31, 2024, the discounted value of the contractual cash flows related to the Silver Financing Put exceeded the fair value of the 2022 Secured Note, leading the Company to record the higher amount.

Corporate and administrative expenses

Corporate and administrative expenses are outlined below:

	Years ended December 31, 2025			2025 vs 2024		2024 vs 2023
(in thousands of Canadian dollars)	2025	2024	2023	$ Change	% change	$ Change	% Change
Employee compensation	9,302	8,624	7,165	678	8%	1,459	20%
Stock-based compensation	4,718	3,680	3,318	1,038	28%	362	11%
Professional fees	3,325	4,324	3,011	(999)	(23%)	1,313	44%
Other general and administrative	4,705	4,553	3,947	152	3%	606	15%
	22,050	21,181	17,441	869	4%	3,740	21%

Total corporate and administrative expenses for the year ended December 31, 2025, were $22.1 million compared to $21.2 million in the prior year. The increase was mainly due to higher cash compensation expenses, and higher stock-based compensation expenses, offset by lower professional fees. Higher cash compensation was mainly due to an increase in base salaries, and higher performance bonus payments. Professional fees decreased by $1.0 million mainly due to the lower legal costs. Higher legal costs in 2024 were due primarily to higher costs associated with the increased activities.

Stock-based compensation expense related to restricted share units (“RSUs”) and deferred share units (“DSUs”) increased by $1.0 million in 2025 compared to the prior year. The increase was primarily attributed to the higher number of unvested RSUs and DSUs being amortized in the current period compared to the comparative period. As at December 31, 2025, 888,896 RSUs and 82,900 DSUs were outstanding compared to 782,801 RSUs and 54,500 outstanding on December 31, 2024. The Company’s stock-based compensation expenses and the RSUs and DSUs are illustrated in the following tables:

	(in thousands of Canadian dollars)
RSUs granted	Number of RSUs	Grant date fair value	Forfeited/Expired	Expensed prior to 2024	Expensed in 2024	Expensed in 2025	Balance to be expensed
July 4, 2022	10,000	159	-	133	26	-	-
December 13, 2022	310,266	4,899	11	2,955	1,487	457	-
June 28, 2023	20,000	312	-	52	104	104	52
December 11, 2023	379,300	4,484	79	117	1,929	1,487	951
December 9, 2024	316,420	4,949	4	-	122	1,973	2,854
December 11, 2025	195,100	7,201	-	-	-	279	6,922
			94	3,257	3,668	4,300	10,779

	(in thousands of Canadian dollars)
DSUs granted	Number of DSUs	Grant date fair value	Expensed prior to 2024	Expensed in 2024	Expensed in 2025	Balance to be expensed
December 9, 2024	54,500	1,031	-	12	385	634
June 25, 2025	10,000	196	-	-	20	176
December 11, 2025	30,400	1,218	-	-	13	1,205
			-	12	418	2,015

During the fourth quarter ended 2025, 30,400 DSUs were granted to Board members, 155,800 RSUs were granted to senior management, and 39,300 RSUs were granted to other employees. The RSUs granted to senior management vest based on the achievement of specified corporate objectives, including a successful spin-out of Courageous Lake, completion of the KSM access roads, and the Company’s share price outperforming prescribed market benchmarks. On December 5, 2025, 35,673 RSUs were vested, representing 1/3 of the RSUs granted to employees in 2022 and 2023 and 2024. In addition, 22,500 RSUs granted to directors in 2022 vested on the same date.

During the second quarter, 10,000 DSUs were granted to a new member of the Board of Directors. In addition, 12,000 DSUs and 22,000 RSUs vested upon the retirement of two Board members.

Subsequent to year-end, the performance conditions were partially met and 59,870 RSUs granted to senior management vested on January 5, 2026. 9,505 RSUs were cancelled, representing the portion related to performance conditions not being met.

During the fourth quarter of 2024, 54,500 DSUs were granted to Board members, 272,420 RSUs were granted to senior management, and 44,000 RSUs were granted to other employees of the Company. The vesting of the RSUs granted to senior management is dependent on certain corporate objectives including the completion of a bankable feasibility study at KSM, and the Company’s share price outperforming certain market benchmarks.

During Q1 2024 and upon the Company submitting its formal application to BC regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs, granted in 2022, vested. During Q3 2024, upon the Company receiving its Substantially Started designation from the BC Government, 58,067 RSUs, granted in 2022, vested together with additional 5,000 RSUs granted to the director. In December 2024, 25,505 RSUs were vested, representing 1/3 of the RSUs granted to the non-exec employees in 2022 and 2023.

During the fourth quarter of 2023, 379,300 RSUs were issued, with 48,300 RSUs granted to Board members, 277,500 RSUs granted to executive members, and 53,500 RSUs granted to employees.

Foreign exchange

	Years ended December 31,
(in thousands of Canadian dollars)	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Unrealized foreign exchange gain (loss)	26,533	(46,427)	9,150	72,960	(55,577)
Realized foreign exchange gain (loss)	(1,399)	1,817	132	(3,216)	1,685
Foreign exchange gain (loss)	25,134	(44,610)	9,282	69,744	(53,892)

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the U.S. dollar in the period.

The secured note liabilities are denominated in U.S. dollars. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) through profit and loss. Remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in U.S. dollars. During the current year, appreciation of the Canadian dollar relative to the U.S. dollar resulted in a $26.5 million unrealized foreign exchange gain on the revaluation of the secured note liabilities and a $1.4 million realized foreign exchange loss on U.S. dollar-denominated cash and cash equivalents. In contrast, during 2024, depreciation of the Canadian dollar resulted in a $46.4 million unrealized foreign exchange loss on the revaluation of the secured note liabilities and a $1.8 million realized foreign exchange gain on U.S. dollar-denominated cash and cash equivalents.

Other income - flow-through shares

During the year ended December 31, 2025, the Company recognized $14.4 million of other income related to the flow-through share premium recorded on the financings completed in June 2024, December 2024, June 2025 and September 2025 (discussed below). During the year ended December 31, 2024, the Company recognized $6.9 million of other income related to the flow-through share premium recorded on the financing completed in December 2023, June 2024, and October 2024.

Interest income

Interest income recognized during the year ended December 31, 2025 amounted to $4.8 million, compared to interest income of $3.2 million for the same period in the prior year. The interest income resulted from interest earned on cash and cash equivalents in 2025 and 2024.

Finance costs and other

Finance costs and other amounted to $0.7 million for the year ended December 31, 2025, compared to $0.6 million in the comparative year.

Income tax (expense) recovery

In 2025, the Company recognized income tax recovery of $11.9 million, primarily due to the deferred tax asset arising from the loss recognized on remeasurement of the fair value of the secured note liabilities and the impact of the losses in the year. However, the renunciation of flow-through share expenditures resulted in a tax expense, as the related exploration expenditures are not deductible for tax purposes by the Company. The non-deductibility of these expenditures created taxable income that cannot be offset by the exploration expenses. The income tax impact of the revaluation of the secured liabilities that was recorded through other comprehensive income (loss) during 2025, of $1.1 million, was also recorded through other comprehensive income (loss).

In 2024, the Company recognized income tax expense of $11.4 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liabilities. The tax expense was also impacted by the non-deductibility of exploration expenditures renounced to investors under flow-through share agreements, which resulted in taxable income that could not be offset by those exploration expenditures. The income tax expense was partially offset by the impact of the losses in the year. The income tax impact of the revaluation of the secured liabilities that was recorded through other comprehensive income (loss) during 2024, of $9.2 million, was also recorded through other comprehensive income (loss).

2024 COMPARED TO 2023

During the year ended December 31, 2024, the Company recorded a net loss of $31.2 million, or $0.35 loss per share, on both a basic and diluted basis. During the comparative period of 2023, the Company recorded a net loss of $29.3 million, or $0.35 loss per share, on both a basic and diluted basis.

Re-measurement gain (loss) on secured note liabilities through profit and loss

During the year ended December 31, 2024, and the comparative year, a range of potential outcomes were considered for the probability of the EAC expiring and it was determined that probability of that outcome was remote, and the fair value of the secured note liabilities would not be impacted. Also, in 2024, an analysis of probabilities of potential outcomes for the timeline to secure project financing was considered and the impact was included in the fair value of the secured note liabilities (2023 - no impact). In 2024, a probability of potential outcomes for the timeline to achieve commercial projection was included in the fair value of the secured note liabilities and was based on cash flows over a period of 82 years ending in 2106 (2023 - ending in 2102).

During the year ended December 31, 2024, the gain recognized on the remeasurement of the 2023 Secured Note liability was the net result of gains due to an increase in discount rates, re-estimating timelines for achieving key milestones and full development of the project to commercial production, and payment of interest, offset by higher metal prices, and change in the valuation date. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the financing put (discussed below) for the 2022 Secured Note would become exercisable in 2027, therefore, as at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Financing Put.

During the year ended December 31, 2023, the loss recognized on the remeasurement of secured note liabilities was the net result of losses due to an increase in metal price assumptions and the impact of a change in the valuation date, partially offset by the gain due to a decrease in discount rates, and payment of interest.

Corporate and administrative expenses

Total corporate and administrative expenses for the year ended December 31, 2024, were $21.2 million compared to $17.4 million in the prior year. The increase was mainly due to higher cash compensation expenses, higher professional fees, and higher stock-based compensation expenses. Higher cash compensation was mainly due to an increase in base salaries, higher performance bonus payments, and higher U.S. payroll due to increase in the U.S. dollar to Canadian dollar exchange rate. Professional fees increased by $1.3 million mainly due to the higher costs associated with external consulting, due diligence costs, and legal fees associated with the tax audits (refer to the Other Contingencies section for details).

Stock-based compensation expense related to restricted share units (“RSUs”) and deferred share units (“DSUs”) increased by $0.4 million in 2024 compared to the prior year. The increase was primarily attributed to the higher number of unvested RSUs and DSUs being amortized in the current period compared to the comparative period. As of December 31, 2024, 782,801 RSUs and 54,500 DSUs were outstanding compared to 697,726 RSUs and nil DSUs outstanding on December 31, 2023.

During the fourth quarter of 2024, 54,500 DSUs were granted to Board members, 272,420 RSUs were granted to senior management, and 44,000 RSUs were granted to other employees of the Company. The vesting of the RSUs granted to senior management is dependent on certain corporate objectives, including the completion of a bankable feasibility study at KSM, and the Company’s share price outperforming certain market benchmarks.

During Q1 2024 and upon the Company submitting its formal application to BC regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs, granted in 2022, vested. During Q3 2024, upon the Company receiving its Substantially Started designation from the BC Government, 58,067 RSUs, granted in 2022, vested together with an additional 5,000 RSUs granted to the director. In December 2024, 25,505 RSUs were vested, representing 1/3 of the RSUs granted to the non-executive employees in 2022 and 2023.

During the fourth quarter of 2023, 379,300 RSUs were issued, with 48,300 RSUs granted to Board members, 277,500 RSUs granted to executive members, and 53,500 RSUs granted to employees. On December 11, 2023, 11,840 RSUs were vested, representing 1/3 of the RSUs granted to employees in 2022.

Foreign exchange

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the U.S. dollar in the period.

The secured note liabilities are denominated in U.S. dollars. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) on the consolidated statements of operations and comprehensive income (loss). The remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in U.S. dollars. Appreciation of U.S. dollar relative to the Canadian dollar during the current year resulted in a foreign exchange loss on the revaluation of secured note liabilities, and conversely a foreign exchange gain on the revaluation cash and cash equivalents denominated in U.S. dollars.

Other income - flow-through shares

During the year ended December 31, 2024, the Company recognized $6.9 million of other income related to the flow-through share premium recorded on the financings completed in December 2023, June 2024, October 2024, and December 2024 (discussed below). During the comparative periods, the Company recognized $4.2 million of other income related to the flow-through share premium recorded on the financing completed in December 2022

Finance costs and other

Finance costs and other amounted to $0.6 million for the year ended December 31, 2024, compared to $2.5 million in the comparative year. Higher finance costs incurred in 2023 were primarily related to the 2023 Secured Note financing.

Income tax (expense) recovery

In 2024, the Company recognized income tax expense of $11.4 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liabilities, and by income tax expense arising from the renouncement of expenditures related to the flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by the impact of the losses in the year. The income tax impact of the revaluation of the secured liabilities that was recorded through other comprehensive income (loss) during 2024, of $9.2 million, was also recorded through other comprehensive income (loss).

In 2023, the Company recognized income tax recovery of $8.7 million, primarily due to the deferred tax asset arising from the loss recognized on remeasurement of the fair value of the secured note liabilities, and the losses in the period. The income tax recovery was partially offset by income tax expense arising from the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax impact of the revaluation of the secured liabilities that was recorded through other comprehensive income (loss) during 2023, of $22.8 million, was also recorded through other comprehensive income (loss).

QUARTERLY INFORMATION

Selected financial information for the last eight quarters ending December 31, 2025 is as follows:

(in thousands of Canadian	2025				2024
dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	(43,782)	(32,270)	12,329	10,551	(40,764)	(27,551)	45,241	(8,173)
Basic earnings (loss) per share	(0.42)	(0.32)	0.12	0.11	(0.45)	(0.31)	0.51	(0.09)
Diluted earnings (loss) per share	(0.42)	(0.32)	0.12	0.11	(0.45)	(0.31)	0.51	(0.09)

Change in the fair value of the secured note liabilities is summarized in the following table:

	2025				2024
(in thousands of Canadian dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Change in fair value through profit or loss:
Fair value remeasurement gain (loss)	(62,739)	(20,033)	(20,119)	16,281	(3,804)	(42,035)	68,115	14,640
Unrealized foreign exchange gain (loss)	8,590	(13,141)	30,564	518	(33,050)	5,972	(5,997)	(13,351)
Total change in fair value gain (loss) through profit or loss	(54,149)	(33,174)	10,445	16,799	(36,854)	(36,063)	62,118	1,289
Change in fair value gain (loss) through other comprehensive income (loss)	11,953	25,893	(26,573)	(7,102)	(15,401)	15,521	55,430	(21,351)
Capitalized deferred interest [1]	29,585	-	(3,374)	(3,498)	(3,406)	(3,325)	(3,335)	(3,287)
Total change in fair value	(12,611)	(7,281)	(19,502)	6,199	(55,661)	(23,867)	114,213	(23,349)

1)	Deferred interest expense related to the 2023 Secured Note, which had been classified as capitalized borrowing costs, was settled through the issuance of shares in Q4 2025.

FINANCIAL CONDITION REVIEW

(In thousands of Canadian dollars)	December 31, 2025	December 31, 2024
Balance sheet information
Cash and cash equivalents	117,528	49,815
Other current assets	96,620	8,331
Non-current assets	1,553,701	1,394,591
Total assets	1,767,849	1,452,737

Current liabilities	40,883	20,319
Non-current liabilities excluding secured note liabilities	3,478	26,848
Secured note liabilities	598,517	562,552
Total liabilities	642,878	609,719
Total equity	1,124,971	843,018
Total liabilities and equity	1,767,849	1,452,737

Cash and cash equivalents

Cash and cash equivalents increased primarily due to the $142.5 million (US$100.2 million) financing completed in February 2025, the $30.5 million and $6.0 million flow-through private placements completed in June and September 2025, respectively, and the $100.8 million raised from ATM share issuance, offset by cash used in investing and operating activities during the period.

Other current assets

Other current assets primarily consist of $83.4 million of assets held for distribution related to Courageous Gold Project, which subject to shareholders’ approval will be spun out into a new company, Valor Gold Corp. In addition, other current assets include HST receivables, other receivables, prepaid expenses, and investments. Excluding the assets held for distribution, the remaining increase in other current assets in 2025 was mainly due to a $1.4 million increase in KSM HST receivables, and a $3.3 million increase due to fair value remeasurement of marketable securities.

Non-current assets

Non-current assets consist primarily of mineral interests, property and equipment, other long-term assets and receivables, reclamation deposits, and investment in associate. The increase relative to the prior period was primarily due to the Company’s investment in mineral interests, property, and equipment (discussed below under the Site Investigation and Early works and Mineral interests sections), and a $54.4 million deposit made with BC Hydro.

Current liabilities

Current liabilities primarily consist of $19.9 million of liabilities held for distribution, trade and other payables. The increase in current liabilities as at December 31, 2025, compared to December 31, 2024, excluding liabilities held for distribution, was mainly due to higher trade payables resulting from increased operating activities at KSM in 2025, as well as the reclassification of $1.3 million of reclamation obligations from long-term to short-term. This was largely offset by a decrease in the flow-through share premium of $6.9 million.

Non-current liabilities

Non-current liabilities excluding secured note liabilities consist primarily of provision for reclamation liabilities, and lease obligations. The decrease in non-current liabilities is due to a decrease in deferred income tax liability. During the year ended December 31, 2025, the Company recognized deferred income tax liability of nil (as at December 31, 2024 - $20.3 million) primarily due to the asset arising from the loss recognized on the remeasurement of the fair value of the secured note liabilities and a reclassification of deferred tax liabilities associated with the Courageous Lake Project spin-out from long-term to short-term as liabilities held for distribution.

Secured notes liabilities

Secured notes liabilities consist of the U.S. dollar-denominated 2022 and 2023 secured notes. During the year ended December 31, 2025, the fair value of the secured note liabilities increased by $35.9 million, from $562.6 million on December 31, 2024 to $598.5 million on December 31, 2025. The increase in the fair value was primarily due to an increase in metal prices, and the impact of valuing the notes at reporting periods closer to maturity, partially offset by the impact of an increase in discount rates, the appreciation of the Canadian dollar compared to the U.S. dollar, and settlement of interest.

The change in the fair value of the secured note liabilities during the year ended December 31, 2025 and the prior-year period is summarized in the following table:

	Year ended December 31,
(in thousands of Canadian dollars)	2025	2024	Change
2022 Secured Note:
Remeasurement gain (loss)	(46,628)	210	(46,838)
Foreign Exchange gain (loss)	15,159	(24,617)	39,776
Total loss through profit or loss	(31,469)	(24,407)	(7,062)
Gain through other comprehensive income (loss)	10,905	5,004	5,901
(Increase) in fair value during the period	(20,564)	(19,403)	(1,161)
2023 Secured Note:
Remeasurement gain (loss)	(20,040)	23,353	(43,393)
Foreign Exchange gain (loss)	11,372	(21,809)	33,181
Total gain (loss) through profit or loss	(8,668)	1,544	(10,212)
Gain (loss) through other comprehensive income (loss)	(6,734)	29,195	(35,929)
Decrease (increase) in fair value during the period	(15,402)	30,739	(46,141)
2022 and 2023 Secured Notes:
Remeasurement gain (loss)	(66,668)	23,563	(90,231)
Foreign Exchange gain (loss)	26,531	(46,426)	72,957
Total loss through profit (loss)	(40,137)	(22,863)	(17,274)
Gain (loss) through other comprehensive income (loss)	4,171	34,199	(30,028)
Decrease (increase) in fair value during the period	(35,966)	11,336	(47,302)

The company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. In 2025, the Company re-estimated the timelines for achieving key milestones for commercial production. Key assumptions in this model are summarized in the following tables:

2022 Secured Note:

Key inputs and assumptions	December 31, 2025 [2]	December 31, 2024
Forecast silver production in thousands of ounces	166,144	166,144
Silver spot price on December 31, 2025, and December 31, 2024 [1]	US$71.99	US$28.91
Risk-free rate	4.8%	4.8%
Credit spread	4.6%	4.8%
Share price volatility	60%	60%
Silver royalty discount factor	14.5%	11.6%

1)	The metal prices used in models are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

2)	As at December 31, 2025, the fair value of the 2022 Secured Note was greater than the fair value of the Silver Financing Put embedded in the note. Therefore, the Company recorded the higher value, recognizing a $20.6 million loss and bringing the fair value of the 2022 Secured Note to $334.3 million.

2023 Secured Note:

Key inputs and assumptions	December 31, 2025		December 31, 2024
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Metals spot prices on December 31, 2025, and December 31, 2024: [1]
Gold per ounce	US$	4,307.95	US$	2,617.20
Silver per ounce	US$	71.99	US$	28.91
Copper per pound	US$	5.63	US$	4.06
Molybdenum per pound	US$	21.50	US$	21.37
Risk-free rate		4.8%		4.8%
Credit spread		4.6%		4.8%
Share price volatility		60%		60%
NSR royalty discount factor		14.5%		11.6%

1)	The metal prices used in models are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

The fair value of the 2022 Secured Note and 2023 Secured Note were estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.

The remeasurement of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these movements in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the notes will be exchanged for the prescribed royalty and NSR, at maturity.

KSM SITE INVESTIGATION AND EARLY WORKS

During the year ended December 31, 2025 the Company continued site investigation and early infrastructure development activities that focused on site power for construction and eventual production at KSM. In July 2024, the Company received its Substantially Started designation from the BC Government for its 100% owned KSM Project. This designation makes the EAC for the KSM Project no longer subject to expiry.

Expenditures related to site investigation and early work programs, started in 2021 and continued through 2025, are illustrated below:

(in thousands of Canadian dollars)	Capital expenditures	Prepayments to BC Hydro [1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	44,715	14,000	32,855	91,570
As at December 31, 2024	381,086	106,720	66,993	554,799
Additions	37,927	54,373	36,844	129,144
As at December 31, 2025	419,013	161,093	103,837	683,943

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of a switching station by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement and amendments thereto, as at December 31, 2025, the Company has completed all $161.1 million in contracted prepayments. During the year ended December 31, 2025, the Company made $54.4 million in prepayments to BC Hydro. Of the $161.1 million, $86.2 million was the cost to complete the construction, and $74.7 million was prepayment for the system reinforcement that is required to make the power available.

2)	During 2025, the Company incurred $36.8 million (2024 - $32.9 million) of interest expense related to the secured note liabilities that are capitalized at KSM as borrowing costs. The 2024 capitalized costs were net of $0.5 million of interest income earned on temporary investments of the borrowed funds.

During the year ended December 31, 2025, the Company incurred $37.9 million in capital expenditure, and $54.4 million in BC Hydro Facility Agreement prepayments.

Data Collection Program and Early Works

In 2025 KSM undertook a field investigation program in support of Value Engineering and the future Feasibility Study. The program involved extensive geotechnical drilling and seismic/electrical resistivity tests. Sufficient data was collected to expedite the next phase of project development. Supported by the drill program and field investigations, engineering continued on North Treaty Access Road (“NTAR”), Upper Treaty Creek Access Road (“UTCAR”) and Coulter Creek Access Road (“CCAR”). Execution planning continued to support road construction with Early Contractor Involvement (“ECI”) programs initiated on UTCAR and CCAR.

Grid Power Installation

In 2025, the Company continued its collaboration with BC Hydro for the construction of the Treaty Creek Terminal (“TCT”) station. Substantial progress was achieved, with all concrete placed, all yard steel erected, all major equipment placed, select indoor equipment pre-commissioned, and all transmission line structures erected to connect TCT to the regional grid. The Company has fulfilled all funding required pursuant to the 2022 Facilities Agreement and its amendments, with total payments to date of $161.1 million. The objective of the payments made to date is to have the TCT and the required system reinforcement work completed in 2026.

Site Operations

Through December 31, 2025, the Company continued to operate Camp 11 as the primary camp. In addition, and in support of the data collection program, the Company also operated Auxiliary Camp 11 and Sulphurets Camp. Personnel peaked at 266.

Erosion and Sediment Control work (“ESC”) continued at the Camp 9 location with the installation of a permanent water diversion feature and site grading. Camp 11 drainage was improved, and stockpiles were resloped in accordance with the engineer’s guidance.

A revegetation and planting program was completed at the Glacier Creek Fish Habitat Offsetting Program in the third quarter of 2025. At the Taft Creek Fish Habitat Offsetting Program (“FHOP”), brush piles were burnt, and disturbed areas were reseeded. The Taft Creek FHOP is now ready for the next phases of construction.

Site clearing and grading were completed at Hodder camp for the construction of a helicopter operations area, which will serve as the base-of-operations for the 2026 Treaty site investigation program.

MINERAL INTERESTS

During 2025, the Company added an aggregate of $104.7 million (2024 - $45.8 million) of expenditures that were attributed to mineral interests. The breakdown of the mineral interest expenditures by a project is illustrated in the following table:

	Year ended December 31, 2025		Year ended December 31, 2024
(in thousands of Canadian dollars)	Amount	Percentage	Amount	Percentage
KSM	75,760	72.4%	15,225	33.3%
Iskut	19,861	19.0%	17,062	37.2%
Snowstorm	1,517	1.5%	1,079	2.4%
3 Aces	6,735	6.3%	11,328	24.7%
Courageous Lake	780	0.8%	1,090	2.4%
Total expenditures	104,653	100%	45,784	100%

The mineral interests’ activities by project are further discussed below.

KSM Project

At KSM, the projected economic results of the 2022 PFS with alternate scenarios are illustrated below.

Amounts expressed in U.S. dollars	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35	-$83	$118
Operating costs per ounce of gold produced (life of mine) [1]	$275	$164	$351
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601	$490	$677
Initial capital (billions)	$6.4	$6.4	$6.4
Sustaining capital (billions)	$3.2	$3.2	$3.2
Unit operating cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% discount rate (billions)	$13.5	$16.4	$9.2
Internal rate of return	20.1%	22.4%	16.5%
Payback period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% discount rate (billions)	$7.9	$9.8	$5.2
Internal rate of return	16.1%	18.0%	13.1%
Payback period (years)	3.7	3.4	4.3

1)	On a by-product basis

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, the Company was informed that Tudor Gold Corp. (“Tudor”) requested the cancellation of a licence of occupation and Mines Act permit held by Seabridge’s subsidiary, KSM Mining ULC (“KSMCo”). Tudor claimed that the BC government did not have the authority to issue these and that they would destroy the value of Tudor’s claims. The permit authorizes activities, including activities on claims held by Tudor, along the route of tunnels connecting the east and west sides of the KSM Project, and the licence allows KSMCo to occupy the area of the tunnels for construction and operation. These authorizations were granted after a thorough regulatory process involving First Nations and the then owners of the mineral claims.

In September 2023, the Company submitted a dismissal request for Tudor’s application to the BC Ministry of Energy, Mines and Low Carbon Innovation (“EMLI”) and the Ministry of Forests. In October 2023, EMLI affirmed the province’s authority to grant the licence and permits. On November 17, 2023, the BC Ministry of Water, Land, and Resource Stewardship (“WLRS”) confirmed that the licence of occupation was in good standing and there is no justification for canceling it.

In early 2024, EMLI reconfirmed that a Conditional Mineral Reserve (“CMR”) first established in 2012 prohibits interference with the MTT by any free miner, including Tudor. In several letters to the Chief Gold Commissioner between December, 2024 and April, 2025, Tudor made multiple submissions asking the Chief Gold Commissioner (“CGC”) to decide whether the CMR applied to Tudor and to cancel the CMR. In May, 2025, the CGC determined that this was not a dispute over which she had jurisdiction, refused to cancel the CMR, and in the course of such determination, reiterated that the CMR applied to Tudor. On July 14, 2025, Tudor filed a Notice of Appeal in the British Columbia Supreme Court against the CGC and the Company, challenging the CGC’s decision, including seeking to omit the statement regarding the application of the CMR to Tudor. On March 17, 2026 Tudor abandoned its appeal.

On October 7, 2025 Tudor filed a notice of civil claim in the Supreme Court of British Columbia against the Province of British Columbia, principally challenging the legal effect of the CMR requiring Tudor not to obstruct, endanger or interfere with the construction, operation or maintenance of the MTT, but also alleging misrepresentation regarding the effect of the CMR, that the CMR amounted to expropriation of Tudor’s mineral claims, and that the regulatory authority did not have the authority to grant the CMR. Tudor subsequently filed a further petition against WLRS and the Company, seeking judicial review of the September 2024 WLRS decision to grant the renewed LoO in 2024 across portions of the Treaty Creek Property. There are many weaknesses in the allegations made by Tudor and the Company will continue to vigorously defend these challenges.

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. The below information describes those planned and actual incurred costs for the year ended December 31, 2024.

At KSM, the Company’s 2025 actual and full-year planned expenditures related to the technical and engineering, and environmental and social programs are summarized in the following table:

(in thousands of Canadian dollars)	Year ended December 31, 2025	Plan (full year)
Payroll	3,367	2,604
Technical, engineering, and fieldwork	60,600	58,607
Environmental and social	11,459	8,042
Other property or holding costs	333	322
Total	75,759	69,575

In 2025, KSM completed a $60.6 million site investigation and drilling program to support value engineering reviews and gather data for the anticipated bankable feasibility study. The program included eight rigs drilling 8,547 meters at 117 helicopter-access-only locations, six helicopters logging approximately 5,400 flight hours, 49 seismic and electrical resistivity tests covering roughly 26,500 linear meters, hydrological well pump tests, and field mapping across the Treaty and Mitchell areas. Sufficient data was collected to expedite the next phase of the project, which is ongoing.

Supported by the drill program and field investigations, engineering work continued on the North Treaty Access Road (“NTAR”), Upper Treaty Creek Access Road (“UTCAR”), and Coulter Creek Access Road (“CCAR”). Execution planning also progressed to support road construction, with Early Contractor Involvement (“ECI”) programs initiated on UTCAR and CCAR. These programs pair construction contractors with design engineers to value-engineer the scope and optimize risk transfer. These efforts continued during the quarter and will culminate in awarding work contracts.

The Site Investigation Program, which commenced in the second quarter of 2025, aimed to gather critical data required for the potential preparation of a bankable feasibility study. The scope included geotechnical and geochemical drilling, seismic and drone surveys, hydrological well pump tests, and field mapping on both the Treaty and Mitchell sides of the project. Key focus areas included the water storage dam, mine tunnel geotechnical analysis, pit slope design for the Mitchell and Sulphurets open pits, the tailings management facility, and civil geotechnical assessments at the Processing and Tailings Management Area (“PTMA”) and multiple sites across the Mitchell Valley. The program also evaluated engineering alternatives for key infrastructure components. Results of these programs are being compiled and prepared for inclusion in the future bankable feasibility study.

Expenditures in the environmental and social aspects pertain to conducting baseline studies for environmental monitoring at KSM and engaging with local communities, indigenous groups, provincial and federal regulators.

Iskut Project

At Iskut, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

((in thousands of Canadian dollars)	Year ended December 31, 2025	Plan (full year)
Payroll	2,763	2,854
Exploration	15,892	13,444
Environmental and social	3,129	2,506
Other property or holding costs	75	111
Total	21,859	18,915

Iskut field program was completed and results are being compiled to estimate an initial resource estimate for the Snip North target.

In 2025, the Company completed 24,225 meters of diamond drilling at the Iskut Project, confirming a major porphyry system at Snip North. Drilling intersected wide zones of gold and copper, including 820 meters grading 0.66 g/t Au and 0.14% Cu in hole SN-25-30. Snip North is now defined over a 2,100-meter strike, 600-meter dip projection, and up to 700 meters in width. The mineralization remains open at depth to the west and north, with a mineral resource estimate planned for Q2 of 2026.

The Company reported results from the first six holes of its summer drill program at the Snip North target, confirming a copper-gold porphyry deposit of notable size and consistency. Part of an 18,000-meter program aimed at expanding zones of potassic alteration and mineralization identified in 2024, each hole successfully extended the mineralized footprint and intersected wide intervals of porphyry-style mineralization with significant copper and gold grades. These results demonstrate strong potential for a maiden resource estimate for Snip North in Q2 2026.

In 2024, the Company completed over 23,000 meters of diamond drilling at Snip North and Bronson Slope, targeting copper-gold porphyry systems. Drilling at Snip North intersected broad zones of significant mineralization within a large potassic alteration system, indicating a nearby porphyry source. The 2025 program focused on Snip North. This program again used three helicopter-portable drill rigs with a projected budget of $15.8 million. Results thus far are following the mineralization discovered in 2024, with extensive magnetite-bearing potassic alteration expanding laterally and vertically from the 2024 drilling.

In addition to exploration work at Iskut, the Company continued its planned 2025 reclamation and closure activities at the Johnny Mountain mine site. During 2025, work included submittal of the 2024 Annual Reclamation Report. Reported within the provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, during the year ended December 31, 2025, the Company incurred $2.0 million of costs compared to the $0.8 million full-year plan in 2025.

Snowstorm Project

At Snowstorm, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

(in thousands of Canadian dollars)	Year ended December 31, 2025	Plan (full year)
Payroll	314	187
Exploration	732	1,117
Environmental and social	27	75
Other property or holding costs	444	462
Total	1,517	1,841

The 2024 exploration effort was dedicated to understanding the geology encountered in drilling and its relationship to prospective host gold mineralization. In 2025, an ambient noise seismic tomography survey was conducted to enhance other geophysical studies. The resulting data was used to develop a detailed subsurface structural model, which, combined with other geophysical products, was integrated into an AI system to generate new exploration targets. Access and permit conditions were reviewed for an initial drill program on the Goldstorm target.

3 Aces Project

At 3 Aces, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

(in thousands of Canadian dollars)	Year ended December 31, 2025	Plan (full year)
Payroll	1,775	1,848
Exploration	4,151	4,311
Environmental & technical services	763	1,219
Other property or holding costs	45	45
Total	6,734	7,423

In 2025, Seabridge completed a 3,000-meter drill program at 3 Aces, comprising 10 diamond drill holes testing large step-outs on known gold-bearing structures in the central core area and the Sprogge target. The exploration team also conducted a high-resolution magnetics-VLF survey, a base-of-till sampling program, and regional prospecting. All data is being compiled to support an independent technical report to help determine the most appropriate path forward for the project.

In 2024, the Company completed a 7,600-meter drill program at 3 Aces, evaluated resource expansion potential at three targets in the Central Core Area, and completed an initial evaluation on three regional targets. An updated 3-dimensional model has been built that brings together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the CCA. Additional costs per meter drilled in 2024 accounted for the main overrun in exploration expenditures in 2024. The 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture.

Courageous Lake Project

At Courageous Lake, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

(in thousands of Canadian dollars)	Year ended December 31, 2025	Plan (full year)
Payroll	502	360
Environmental and social	22	150
Technical and engineering	67	96
Other property or holding costs	189	176
Total	780	782

In December 2025, Seabridge announced plans to spin out its 100% owned Courageous Lake Gold Project in the Northwest Territories into a new TSX publicly listed company, Valor Gold, which will have its own dedicated management team and Board of Directors. The Courageous Lake spin-out is expected to be completed in June 2026. Spinning out Courageous Lake allows the market and the shareholders to determine its value, which the Company believes has been overshadowed by KSM.

In early 2024, the Company filed an updated Preliminary Feasibility Study the (“2024 CL PFS”) for Courageous Lake. The 2024 CL PFS all-open pit mine plan shows a considerably more sustainable and profitable mining operation than its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade, and smaller mine footprint. The 2024 CL PFS outlines the production of 2.5 million ounces of gold over the initial 12.6-year life of the mine. A stand-alone analysis of the potential expansion below the 2024 CL PFS mine plan was included as a Preliminary Economic Assessment (“2024 CL PEA”), forming a separate part of the 2024 CL PFS Report.

Significant changes from the 2012 PFS include:

●	A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012

●	A 51% reduction in initial capital from US$1,522 million to US$747 million

●	Increased after-tax IRR from 7.3% to 20.6%

●	Reduced capital payback period from 11.2 years to 2.8 years

●	Average gold reserve grade increased 18% from 2.2 g/t to 2.6 g/t

●	Life of mine strip ratio reduced by 39% from 12.5 to 7.58

●	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.

The 2024 CL PFS and the 2024 CL PEA can be found on Company’s website www.seabridgegold.com.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at December 31, 2025, was $109.8 million compared to $37.8 million on December 31, 2024 (see table below). The increase was mainly due to the US$100.2 million cash proceeds from the private placement and bought deal financing completed in February 2025 (discussed below), $100.8 million raised through the ATM offering and the $30.5 and $6.0 million private placement flow-through financings completed in June 2025 and September 2025 respectively, partially offset by $54.4 million payment to BC Hydro for construction of the Treaty Creek switching station, and cash used in early works infrastructure and technical and site investigation work at KSM, environmental, and exploration projects, and corporate and administrative costs. The flow-through premium liability decreased from $6.9 million in December 31, 2024 to zero, indirectly improving the working capital. The Company’s ability to fund its operations and capital expenditures, and other obligations as they become due, is dependent upon market conditions.

With respect to the project financing put options, as of December 31, 2025, the Company has assessed that the Silver and NSR Financing Puts (“Financing Puts”) are likely to be exercisable on March 24, 2027, at which time, the noteholders will be entitled to exercise the Financing Puts with a 60 business day notice period before settlement would be required. If the noteholders exercise the Financing Puts, the Company would be required to pay US$232.5 million, plus accrued and unpaid interest related to the 2022 Secured Note, and US$155 million plus accrued and unpaid interest related to the 2023 Secured Note. The Company has the option to make interest payments and to pay the amounts due on exercise of the Financing Puts or the EAC Puts (collectively, the “Puts”) by issuing common shares subject to the limit that a noteholder’s share ownership cannot exceed 9.9% of the outstanding common shares of the Company. Although there can be no certainty that the Company is able to settle any amount of the obligations that may become due on or after March 24, 2027 in common shares. Based on the Company’s current share price and the noteholders’ shareholdings as at December 31, 2025, management forecasts that it is likely that the Financing Puts liability can be fully settled through the issuance of common shares. However, there can be no assurance of this outcome, as it is dependent on the Company’s share price and the noteholders’ shareholdings at the date of settlement, which is expected to occur on or after March 24, 2027. However, if the Company is unable to settle all or a portion of the amounts payable in shares, the Company would be required to seek external sources of financing to fund any payments due, such as obtaining replacement royalty arrangements or raise capital, which would be subject to market conditions that are outside the Company’s control.

On September 18, 2025, the Company issued 180,000 flow-through common shares at $33.52 per common share for aggregate gross proceeds of $6.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2025. At the time of issuance of the flow-through shares, a $1.3 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2025, the Company incurred $6.0 million of qualifying exploration expenditures and $1.3 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On June 19, 2025, the Company issued 1,200,000 flow-through common shares at $25.38 per common share for aggregate gross proceeds of $30.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2025. At the time of issuance of the flow-through shares, a $6.2 million premium was recognized as a liability on the consolidated statements of financial position. During 2025, the Company incurred $30.5 million of qualifying exploration expenditures and $6.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In February, 2025, the Company issued on a bought deal basis, 6,540,000 common shares of the Company, at US$12.25 per common share, for gross proceeds of US$80.1 million. The Company also entered into a private placement subscription agreement with a strategic investor to sell 1,640,000 common shares of the Company at US$12.25 per common share, for gross proceeds of US$20.1 million. The private placement closed concurrently with the bought deal. In aggregate, 8,180,000 common shares were issued at a price of US$12.25 per common share, for gross proceeds of US$100.2 million.

In the first quarter of 2025, the Company replaced its US$750 million base shelf prospectus and related registration statement, which was expiring in late January 2025, with a new US$750 million base shelf prospectus and registration statement that expires in February 2027. In January 2025, the Company renewed its ATM offering that allows for the issuance of up to an additional US$100 million of its common shares by way of sales over the New York Stock Exchange. The ATM continues in place until February 2027 (or until US$100 million in shares have been sold).

During 2025, the Company raised $100.8 million (in 2024 - $75.9 million) through the ATM offering. As the Company does not generate cash inflows from operations, it is dependent on external sources of financing to fund its exploration projects and ongoing activities. When and if required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets or other interest in mineral properties.

During the year ended December 31, 2025, $15.5 million cash was used in operating activities, including working capital adjustments, compared to $14.2 million cash used in the comparative period of 2024. The increase in cash used in operating activities was mainly due to changes in working capital, and higher administration costs offset by higher interest income. Operating activities in the near term are expected to remain stable or increase marginally, given the growth in projects and corporate activity in the Company.

(in thousands of Canadian dollars)	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	117,528	49,815
Amounts receivable and prepaid expenses	4,482	2,928
Investment in marketable securities	8,750	5,403
Total current assets	130,760	58,146

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	17,565	11,281
Flow-through share premium	-	6,940
Lease obligations	366	348
Provision for reclamation liabilities	3,044	1,750
Total current liabilities	20,975	20,319
Working Capital (1)	109,785	37,827

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

Other Financings

In 2025, the Company issued 3,106,106 shares, at an average selling price of $33.12 per share, for net proceeds of $100.8 million under the Company’s ATM. As at December 31, 2025, US$26.6 million was available under the ATM. Subsequent to the year- end, the Company issued 759,222 shares, at an average selling price of $48.15 per share, for net proceeds of $35.8 million under the Company’s ATM. In 2024, the Company issued 3,645,859 shares, at an average selling price of $21.25 per share, for net proceeds of $75.9 million under the Company’s ATM.

On June 5, 2024, the Company issued 575,000 flow-through common shares at $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, a $6.4 million premium was recognized as a liability on the consolidated statements of financial position. During 2024, the Company incurred $3.1 million of qualifying exploration expenditures and $1.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During 2025, the Company incurred an additional $14.9 million of qualifying exploration expenditures, and the remaining $5.3 million of the premium was recognized in other income on the consolidated statements of operations and comprehensive income (loss).

On December 23, 2024, the Company issued 195,500 flow-through common shares at $25.67 per common share for aggregate gross proceeds of $5.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $1.7 million of the premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $0.2 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During 2025, the Company incurred $4.9 million of qualifying exploration expenditures and $1.7 million of the remaining premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

The Company will continue its objective of advancing its major projects, KSM and further explore the Iskut, Snowstorm, and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The spin-out transaction for the Courageous Lake Project is expected to be completed in Q2 2026. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

Secured Notes

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, as described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the royalty back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, in the range of 1% to 1.25%, to be paid in perpetuity. The Company has the option to buy back 50% of the NSR amount on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures on the date (“Maturity Date”) that is earlier of:

a)	Commercial production being achieved at KSM; and

b)	Either March 24, 2032, or, if the EAC expires and Sprott does not exercise its right to put the 2023 Secured Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is issued and Sprott may satisfy its obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to June 29, 2025 was deferred (“Deferred Interest Payment”) and US$21.5 million was payable on or before December 29, 2025. The Company had the option to pay the deferred interest by way of cash, common shares, or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares, with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”) of its shares. On December 29, 2025, the Company paid the Interest Deferral Amount by issuing 774,841 Seabridge common shares. Also, with respect to the interest incurred during the third and fourth quarters of 2025, the Company issued 209,063 Seabridge common shares.

●	If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for US$155 million plus accrued and unpaid interest.

As at December 31, 2025, the fair value of the 2023 Secured Note was calculated based on a 1.25% NSR (2024 - 1.25% to 1.5%).

●	If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the 2023 Secured Note back to the Company at any time over the following nine months for US$165 million plus accrued and unpaid interest.

On July 26, 2024, KSM received the SSD from the BC government. This designation makes the EAC for the KSM Project no longer subject to expiry and virtually eliminates the possibility that the investors can put the secured note back to the Company for the EAC expiry. As mentioned above in the outlook for KSM, two petitions have been filed with the Province of BC challenging the SSD. However, based on the merits of the Company’s original application, and the Province’s thorough review and consultation process, and the court hearing, management considers that the probability of KSM Mining ULC not retaining or not re-obtaining the SSD is remote.

The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

If Sprott exercises its put rights, its obligation to purchase (and KSMCo’s obligation to sell) the NSR terminates. The Company can elect to make payment in the form of Seabridge common shares instead of cash for the Project Financing Repayment Amount, and any interest payments, including the Deferred Interest Payment. No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the NSR to be sold to Sprott on the Maturity Date will increase from 1% to 1.25%.

A number of the above-noted options within the agreement represent embedded derivatives. Management has elected not to separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts and discount rates. As at December 31, 2025, the fair value of the 2023 Secured Note is determined based on the assumption that the EAC will not expire.

In accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on the demand, discounted from the first date that the amount could be required to be paid. Based on the analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that as of December 31, 2025 and 2024, the NRS Financing Put would become exercisable in 2027. As at December 31, 2025, and 2024, the fair value of the 2023 Secured Note exceeded the discounted value of the contractual cash flows related to the NSR Financing Put embedded within the note, leading the Company to record the higher amount.

During the year ended December 31, 2025 the fair value of the 2023 Secure Note was greater than the fair value of the financing put embedded in the note and the Company recorded the higher value, recognizing a $15.4 million loss (year ended December 31, 2024 - $30.7 million gain) on the remeasurement.

As at December 31, 2025, management does not expect the EAC to expire, hence no impact on the fair value determination.

To satisfy the interest payment on the 2023 Secured Note, during the year ended December 31, 2025 the Company issued 983,904 common shares in respect of the interest accrued since issuance (year ended December 31, 2024 - 0 common shares).

On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project to Sprott and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were used to construct physical works at KSM and advance the project towards a designation of “substantially started”.

The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, or if the EAC expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before three years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted below. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ obligation to purchase (and the Company’s obligation to sell) the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ obligation to purchase (and the Company’s obligation to sell) the Silver Royalty terminates. On July 26, 2024, KSM received the Substantially Started designation from the BC government. This designation makes the EAC for the KSM Project no longer subject to expiry and virtually eliminates the possibility that the Investors can put the secured note back to the Company for the EAC expiry. As mentioned above, two petitions have been filed with the Province of BC challenging the SSD. However, based on information available, management considers that the probability of KSM Mining ULC not retaining or not re-obtaining the SSD is remote.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty. As of December 31, 2025, the fair value of the 2022 Secured Note was calculated based on a 75% gross silver royalty (December 31, 2024 - 75%).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

During 2025, in accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be paid. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the Financing Put for the 2022 Secured Note would become exercisable in 2027, therefore, as at December 31, 2025, the discounted value of the contractual cash flows of the silver financing put of the 2022 Secured Note was recorded as the fair value of the Financing Put, of $334.3 million, and the Company recorded a $20.6 million loss. As of December 31, 2025, management does not expect the EAC to expire, hence no impact on the fair value determination.

During the comparative year in 2024, the fair value of the 2022 Secured Note, using a discounted cash flow model with the Monte Carlo simulation increased, and the Company recorded a $19.4 million loss.

To satisfy the interest payment on the 2022 Secured Note, during the year ended December 31, 2025 the Company issued 898,989 common shares in respect of the interest incurred during the year (year ended December 31, 2024 - 1,101,403 common shares).

COMMITMENTS AND CONTINGENCIES

The Company has the following commitments as at December 31, 2025:

	Payments due by years
(in thousands of Canadian dollars)	Total	2026	2027-2028	2029-2030	2031-2032
2022 Secured Note - interest	124,993	20,071	40,143	40,143	24,636
2023 Secured Note - interest	83,329	13,381	26,762	26,762	16,424
Capital expenditure commitments	6,242	6,242	-	-	-
Flow-through share expenditures	-	-	-	-	-
Mineral interests	7,441	865	1,723	1,723	3,130
Lease obligation	2,409	682	1,167	454	106
	224,414	41,241	69,795	69,082	44,296

Prior to maturity, the 2022 Secured Note and the 2023 Secured Note bear interest at 6.5% per annum, or US$14.6 million and US$9.8 million per annum, respectively. Interest is payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

OTHER CONTINGENCIES

During 2016, upon the completion of an audit by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority had categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Company presented its case in the BC Supreme Court in September 2024. As at December 31, 2024, the Company had paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) had withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest. As a result, the Company recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. On March 26, 2025, a judgment the (“BC METC Judgment”) was rendered substantially in the favor of the Company and confirmed that the Company’s expenditures did qualify for the BCMETC program. During the last quarter of 2025, the Company received the full $3.9 million plus $0.5 million in additional interest, or $4.4 million in total as a consequence of the court’s decision.

As previously disclosed in the Company’s prior years’ financial statements and in its consolidated financial statements for the year ended December 31, 2024, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three years ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time to time, with the proceeds from the issuance of flow-through shares and renounced, to flow-through share subscribers, the expenditures which it determined to be CEE. The relevant wording of the test for expenditures that qualify as CEE is the same as the relevant wording of the test for expenditures that qualify for the BCMETC program. The CRA notice rejected as CEE the same types of expenditures the CRA categorized as not qualifying for the BCMETC program in the case described above. The Company responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notices of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at December 31, 2025. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $4.2 million in potential interest. If the reasoning of the BCMETC Judgment is applied to the expenditures claimed not to be eligible as CEE by the CRA, the notices of objection should be accepted and the reassessments of the Company and the investors should be reversed. No provision has been recorded related to the tax, potential interest, or the potential indemnity, as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation of the internal controls at December 31, 2025, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued its attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2025.

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning January 1, 2025, and ended on December 31, 2025 that has materially affected or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures have been designed and operated to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design and operation of the disclosure controls and procedures as of December 31, 2025, that they are appropriately designed and effective.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning October 1, 2025, and ended on December 31, 2025 that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

In December 2025, a vulnerability assessment was commenced on the Company’s IT systems including access management, device security, email and collaboration security, data protection, audit and logging practices, and other benchmark controls. The assessment is continuing through the second quarter of 2026. In 2025, two independent penetration tests were completed, and no security gaps were detected and the Company’s cybersecurity framework continued to evolve throughout 2025.

SHARES ISSUED AND OUTSTANDING

On March 26, 2026, the issued and outstanding common shares of the Company totaled 107,373,183. In addition, there were 902,421 RSUs and DSUs outstanding. Assuming the conversion of all of the RSUs and DSUs, there would be 108,275,604 common shares issued and outstanding.

Related Party Transactions

During 2025 and 2024, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance relating but not limited to the Company’s expectations, intentions, estimates, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “objective”, “strategy”, “plan”, “intend”, “estimate”, “project”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assessments, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of exploration programs or capital projects, timing of commencement or completion of operations, the realization of the Company’s plans, the completion of transaction, the achievement of various corporate objectives and their timing, the outcomes of court proceedings, the values of the Secured Notes and the assumptions underlying such values, and the performance of systems and procedures and is based on current expectations that involve several business risks and uncertainties. Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, some of which may be inaccurate.

Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, the failure to raise the funds necessary to conduct its activities, to secure a joint venture partner to build or buy a project, to meet debt service obligations, or to determine estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, the inability to maintain good relationships with Indigenous groups with rights over the areas of its projects, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, a cybersecurity incident, adverse court rulings, climate and nature related risks to performance of work and maintenance of infrastructure, failure of personnel or contractors to perform within expected timelines and costs, inflation, changes in exchange rates, fluctuations in commodity prices, challenges to property title or access to properties, increased competition for properties, personnel or supplies, delays in the development of projects, unavailability of insurance and other factors identified in the Company’s other disclosure documents from time-to-time.

Shareholders are cautioned not to place undue reliance on forward-looking statements. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or other such factors which affect this information, except as required by law.